UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 16)*


                                  EXOLON-ESK COMPANY
          ____________________________________________________________
                                   (Name of Issuer)


                       Common Stock, $1.00 Par Value Per Share
          _________________________________________________________________
                            (Title of Class of Securities


                                     302101 10 0
                             ____________________________
                                    (CUSIP Number)


                                 Patrick W.E. Hodgson
                                   60 Bedford Road
               Toronto, Ontario  M5R 2K2 CANADA (Phone: (416) 975-9501)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     May 22, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 16

          CUSIP NO. 302101 10 0


          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       64,200
          BY EACH REPORTING
          PERSON WITH

                              8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              64,200

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               64,200

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.32%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   AMENDMENT NO. 16

                                          TO

                                     SCHEDULE 13D

                                  EXOLON-ESK COMPANY


               A statement on Schedule 13D relating to shares of Common Stock, $1.00 par value per share ("Shares"), of Exolon-ESK Company (the "Issuer") was previously filed by Patrick W.E. Hodgson, Ferro Alloys Services, Inc., et al. (the "Reporting Persons"), with the Securities and Exchange Commission on September 23, 1991, as amended on December 27, 1991, January 9, 1992, March 3, 1992, May 5, 1992, June 8, 1992, July 30, 1992,
          August 14, 1992, August 28, 1992, March 31, 1993, December 7,
          1994, February 6, 1995, April 5, 1995, June 20, 1997, November
          14, 1997, and on April 1, 1998 (referred to herein as the "Schedule 13D").

               One of the Reporting Persons in the Schedule 13D (First Carolina Investors, Inc.) purchased additional Shares of the Issuer. The Schedule 13D is hereby amended to set forth information with respect to such purchase of additional Shares. Information contained in the Schedule 13D which is not specifically amended is incorporated herein by reference.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                [Item 3 of the Schedule 13D is hereby amended as follows to set forth information with respect to the purchase of additional Shares by First Carolina Investors, Inc.:]

                The approximate amount of funds used by First Carolina Investors, Inc. to acquire additional Shares is $263,100. The foregoing amount does not include acquisition of Shares previously reported. First Carolina Investors, Inc. did not borrow any funds to acquire such Shares.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               [Item 5 is hereby amended to read as follows:]

          (i)  Share Ownership.

               The following table shows the number of Shares beneficially owned by each of the Reporting Persons. Unless otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the Shares indicated as beneficially owned by such person.


                                          Number of Shares      Percent of
          Name of Beneficial Owner      Beneficially Owned       Class (1)

          1.  Patrick W.E. Hodgson (2)              97,896(3)       19.48%(4)

          2.  The Magavern Estate (5)               15,260           3.17%

          3.  Brent D. Baird (6)                     1,300           0.27%

          4.  Aries (7)                             14,000           2.90%

          5.  Bridget B. Baird, as
               trustee of the
               Baird Trust (8)                       9,800           2.03%

          6.  Jane D. Baird                          9,000           1.87%

          7.  The Foundation (8)                     5,700           1.18%

          8.  First Carolina (9)                    64,200          13.32%

          9.  William J. Magavern II,
              individually (10)                      5,000           1.04%

          10. James L. Magavern,
              individually (11)                      2,000           0.41%

          11. Ferro Alloys Services,
              Inc.                                  90,800(12)      18.84%
                                                    ______           _____

                                  TOTAL            314,956(3)       62.66%(4)


             (1) Except as otherwise provided, based upon 481,995 Shares outstanding (as reported in the Issuer's Form 10-Q as of March 31, 1998).

             (2) These Shares are held by Cinnamon Investments Ltd., which is described in Item 2 of the Original
                  Schedule 13D.  This amount does not include the
                  Shares held by First Carolina, of which Mr. Hodgson is a director.

             (3) Includes 20,626 Shares based on ownership of 18,334 shares of Series A Preferred Stock.

             (4) Based upon 502,621 Shares outstanding (481,995 plus 20,626 issuable upon conversion of 18,334 shares of Series A Preferred Stock).

             (5) The Magavern Estate is identified in Item 2 of the Original Schedule 13D. William J. Magavern II and James L. Magavern, as two of the three co-executors of the Magavern Estate, share voting and investment power with respect to the Magavern Estate's Shares. See notes (10) and (11) below.

             (6) Does not include the Shares owned by Aries or First Carolina. See notes (7) and (9) below.

             (7) Aries is described in Item 2 of Amendment No. 4. Brent D. Baird, as an officer, director and controlling shareholder of Aries, may be deemed to have shared voting and investment power over the indicated Shares with the other officers, directors and significant shareholders of Aries identified in Amendment No. 4.

             (8)  The Baird Trust and the Foundation are described in
                  Item 2 of the Original Schedule 13D.

             (9) Brent D. Baird, as an officer, director and significant stockholder of First Carolina, may be deemed to have voting and investment power over the indicated Shares.

             (10) This amount does not include the Shares owned by the
                  Magavern Estate, of which Mr. Magavern is a co-executor. See note (5) above.

             (11) This amount does not include the Shares owned by the
                  Magavern Estate, of which Mr. Magavern is a co-executor. See note (5) above.

             (12) This amount includes 88,800 Shares owned by Ferro, a
                  corporation of which Theodore E. Dann, Jr. is a director and officer, and includes 2,000 Shares held in the name of the Estate of Theodore E. Dann that are beneficially owned by Ferro.

                  (ii)  Recent Transactions.

             The following purchases of the Shares were effected during the past sixty days:

                                                Price/Share
                                                (in Dollars
                                                Commissions
            Purchase In             Number of   not           Transaction Made
            The Name Of     Date    Shares      included)         Through


          First Carolina
          Investors       3/30/98      400      36 1/2       Fahnestock & Co.
                          4/3/98       500      36 1/2       Fahnestock & Co.
                          4/6/98       500      36 1/2       Fahnestock & Co.
                          4/14/98      800      36 1/2       Fahnestock & Co.
                          4/17/98      200      36 1/2       Fahnestock & Co.
                          4/23/98      500      36 1/2       Fahnestock & Co.
                          4/24/98      500      36 1/2       Fahnestock & Co.
                          5/5/98       500      38           Fahnestock & Co.
                          5/20/98      500      37 1/2       Fahnestock & Co.
                          5/22/98      500      37 1/2       Fahnestock & Co.
                          5/26/98    2,200      37 1/2       Fahnestock & Co.


                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED:  June 4, 1998

          First Carolina Investors, Inc.


          By:  s/Brent D. Baird
                 Brent D. Baird, Chairman